Exhibit 12(b)

PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings, as defined:
Income Before Income Taxes	$251	$552	$416	$423	$317	$204
Total fixed charges as below	74	141	139	131	117	107
Total earnings	$325	$693	$555	$554	$434	$311

Fixed charges, as defined:
Interest charges (a)	$72	$137	$135	$127	$113	$104
Estimated interest component of operating rentals	2	4	4	4	4	3
Total fixed charges (b)	$74	$141	$139	$131	$117	$107

Ratio of earnings to fixed charges	4.4	4.9	4.0	4.2	3.7	2.9

Preferred stock dividend requirements on a pre-tax basis	$—	$—	$—	$—	$—	$6
Fixed charges, as above	74	141	139	131	117	107
Total fixed charges and preferred stock dividends	$74	$141	$139	$131	$117	$113
Ratio of earnings to combined fixed charges and preferred stock dividends	4.4	4.9	4.0	4.2	3.7	2.8

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.